U.S. SECURITIES AND EXCHANGE COMMISSION
FORM C COVER PAGE

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer:

  RacerX, Inc. (the "Company")

Legal status of issuer:

  Form: Corporation
  Jurisdiction of Incorporation/Organization: Delaware
  Date of organization: January 21, 2016

Physical address of issuer:

  55 Knob Hill Circle, Canton, MA 02021

Website of issuer:

  https://racerxinc.net

Name of intermediary through which the offering will be conducted:

  TycoonoInvest Portal LLC

CIK number of intermediary:

  0001815196

SEC file number of intermediary:

007-00245

CRD number, if applicable, of intermediary:

310166

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust LLC

Type of security offered:

Shares of Common Stock

Target number of Securities to be offered:

1,172,208 shares, representing 12.78% of the total shares of common stock of the Company on a fully diluted basis.

Price (or method for determining price):

$0.5161

Method for determining price:

Dividing maximum offering amount of $605,000 by 1,172,208 shares, representing 12.78% of the total shares of common stock of the Company that will be outstanding on a fully diluted basis.

Target offering amount:

$10,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the issuer's discretion

Maximum offering amount (if different from target offering amount):

$605,000

Deadline to reach the target offering amount:

December 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

Three (3)

	Period-ended May 31, 2021	Prior fiscal year-end (12/31/2020)
Total Assets	$100,251	$93,274
Cash & Cash Equivalents	$8,217	$1,240
Accounts Receivable	$0.00	$0.00
Short-term Debt	$191,420	$191,420
Long-term Debt	$103,944	$73,944
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	($73,454)	($45,931)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 29, 2021

FORM C

RACERX, INC.



Up to $605,000 of Common Shares

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by RacerX, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of the common stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $605,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $200.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Tycooninvest.com (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount raised in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$200.00	$10.00	$190.00
Aggregate Minimum Offering Amount	$10,000.00	$500.00	$9,500.00
Aggregate Maximum Offering Amount	$605,000.00	$30,250.00	$574,750.00

(1)   The Intermediary will receive 5% of the amount raised in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.racerxinc.net no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 29, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON

AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS, HER OR ITS INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

DISCLAIMER OF PRESENTATIONS

The Company's officers may participate in presentations at various forums and in the course of the presentations may present certain business information to the persons in attendance (each, a "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in any Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in each Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,""intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should beaware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C

This Form C is submitted consistent with the information and representations contained in the Company's "Test the Waters" offering https://tycooninvest.com/racerx/ttw.

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY OF BUSINESS AND OFFERING

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

RacerX, Inc. (the "Company") is a Delaware corporation that was formed on January 21, 2016. The Company principal business address is located at 55 Knob Hill Circle, Canton, MA 02021, and the Company's website address is: https://racerxinc.net.   The Company was founded by Avrum Mayman, Steve Jungmann and Bill Allen.

Every year there are over three (3) billion purchases of durable consumer goods, yet the companies that sell these goods have no usable information regarding the consumers who are buying such goods. At the same time, the consumers who are purchasing these goods receive multiple paper documents regarding such goods, including user manuals and product warranties, that are difficult

11

to keep track of and access when the need for the same arises. RacerX has developed a smart phone app entitled "Snap4that" which addresses each of the foregoing issues - the app allows companies to overcome their customer data gap by providing to them contact information regarding the customer and the product purchased by the customer, and the app provides to the customer consolidated information regarding the registration and expiration of the product's warranty, customer service contacts, a link to the product's user manual and related products and accessories that the customer may purchase.

The business model of the Company has three main components for generating revenue from the app:

1. The Snap4that app will be provided to consumers free of charge. The product manufacturer will provide a single information sheet with the product that directs the consumer to use the Snap4that app to scan the bar code on the information sheet. The consumer will download the Snap4that app to their phone.

2. The Company will be paid a monthly per SKU maintenance fee by the product manufacturers utilize the app. The Company will maintain and update links for a manufacturer's product on the app to ensure that all links for such product will direct the consumer to the appropriate content (i.e. a link to parts and accessories actually links to the parts and accessories for the product on the app as opposed to linking to a 404 (site not found) or to parts and accessories for a different product).

3. The Company will be paid a per transaction fee by the product manufacturers who agree to utilize the app. A "transaction" constitutes each entry a consumer makes into a manufacturer's inventory with the Snap4that app.

The company is currently pre-revenue, but the app is available for immediate download on both the Apple and Google app stores. Projected gross revenues for the Company for 2021 are $365,000. The Company's management team and governance is in place and the Company intends to hire a sales executive in the coming months to manage and enhance the marketing of and revenue generation from the Company's app. A transcript of the video included with the Offering materials is enclosed herewith at Exhibit A attached hereto.

The Offering

Minimum number of Common Shares being offered	19,376
Total number of Common Shares outstanding after Offering on a fully diluted basis (If minimum amount reached)	8,019,376
Maximum amount of Common Shares being offered	1,172,208
Total number of Common Shares outstanding after Offering on a fully diluted basis	9,172,208

(If maximum amount reached)	
Purchase price per Security	$0.5161
Minimum investment amount per investor	$200.00
Offering deadline	December 31, 2021
Use of Proceeds	See the description of the Use of Proceeds on page 28 hereof.
Voting Rights	One vote per share. See the description of the Voting Rights on page 33 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, and therefore rely on external financing.

We are a startup company and our business model currently focuses on the marketing of our product. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, product development) that, if the Maximum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately eighteen (18) months, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, and development activities.

Our future funding requirements will depend on many factors, including but not limited to the following:

1. The cost of expanding our operations;

2. The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

3. The rate of progress and cost of development activities;

4. The need to respond to technological changes and increased competition;

5. The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

6. The cost and delays in product development that may result from changes in regulatory requirements applicable to our product;

7. Sales and marketing efforts to bring this new product to market;

8. Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

9. Lack of demand for and market acceptance of our product and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on January 21, 2016. Accordingly, we have relatively little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our product is highly competitive.

We face competition with respect to our app and with respect any products that we may seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and

established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial marketacceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is indirectly derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. The intentional or negligent actions of employees, business associates or third parties may

undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that customers provide to obtain services +or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities.Moreover, these events may create negative

publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of its board of members, and its executive officers and key employees.

In particular, the Company is dependent on Avrum Mayman, the President and CEO of the Company, Bill Allen, the Director of Customer Success of the Company, and Steve Jungmann, the Director of Operations and Development of the Company, respectively. The loss of Avrum Mayman, Bill Allen or Steve Jungmann or any member of the board of directors or executive officer of the Company could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies covering such individuals.

The Company is dependent on Avrum Mayman, Bill Allen and Steve Jungmann in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Avrum Mayman, Bill Allen or Steve Jungmann die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We rely on various intellectual property rights, including licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be

expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain parts of our business we may be required to rely on third party intellectual property licenses, and we cannot ensure that such licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes, as well as non-income based taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements under the Sarbanes-Oxley Act.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, and citizenship requirements. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the continued severity and impact of COVID-19. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

The Company's success and future will depend, to a significant degree, on the continued efforts of its members, officers and key employees, including certain technical individuals, and sales and marketing personnel, the retention of which cannot be guaranteed.

The loss of key personnel (in addition to the Founder of the Company) could materially adversely affect the Company's business. The loss of any such personnel could harm or delay the plans of the Company's business either while management time is directed to finding suitable replacements (who, in any event, may not be available), or, if not, covering such vacancy until suitable replacements can be found. In either case, this may have a material adverse effect on the future of the Company's business. Competition for such personnel can be intense, and the Company cannot provide assurance that it will be able to attract or retain highly qualified technical, sales, marketing and management personnel in the future.

The Company is exposed to the risk that any of its employees, independent contractors and consultants may engage in fraudulent or other illegal activity.

Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates, (i) government regulations, or (ii) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this

19

activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the business of the Company, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the operations of the Company, any of which could have a material adverse effect on the business, financial condition, results of operations or prospects of the Company.

The success of the Company will depend, in part, on the ability of the Company to maintain and enhance trade secret protection over their existing and potential proprietary techniques and processes.

The Company may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Company. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions. Failure of the Company to adequately maintain and enhance protection over its proprietary techniques and processes could have a materially adverse impact on the business, financial condition and operating results of the Company.

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business.

Should any litigation in which the Company becomes involved be determined against it, such a decision could adversely affect the ability of the Company to continue operating and could use significant resources. Even if the Company is involved in litigation and wins, litigation can result in a redirection of significant Company resources.

The Company believes its industry is highly dependent upon consumer perception regarding the efficacy and quality of its products and perceptions of regulatory compliance.

Consumer perception of the Company's products can be significantly influenced by regulatory investigations, litigation, media attention and other publicity. There can be no assurance that future regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to our market or any particular product, or consistent with earlier publicity. The Company's dependence upon consumer perceptions means that adverse regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for its products, and the business, results of operations, financial condition and cash flows of the Company.

Constraints on Marketing Products:

The development of the Company's business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the United States may limit the Company's ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company's

sales and operating results could be adversely affected.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date.Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment in the Company or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's three Founders collectively own slightly more than 80% of the total common shares of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these shareholders may be able to exercise significant influence over matters requiring shareholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these shareholders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the

Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these shareholders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to shareholder approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.

Owners of the Securities do not have preemptive rights. If the Company conducts subsequent Offerings of securities, or issues debt instruments that are convertible into securities of the Company, or issues shares pursuant to a compensation or distribution reinvestment plan, or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial conditions, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers.

Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of stock.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first of the proceeds of the Offering committed and captured during the relevant period, as well as any amounts raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re- confirm their investment as it will be deemed completed.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER, THE RISK FACTORS DISCUSSED ABOVE.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Business Plan

Every year over 3 billion consumer durable products (things that go into the home and stay there for greater than one year, such as appliances, power tools, consumer electronics, etc.) are sold worldwide. These products often include numerous paper documents such as owner's guides or manuals, quick start guides, parts and accessories catalogs, and registration and warranty cards. When the consumer unboxes and sets up the product, they will then either put this information in a central location like a file cabinet or a kitchen drawer, or throw the information away understanding they may need to do a Google search at some point when they need to perform maintenance or are seeking other information regarding their product.

This approach to conveying product ownership information has remained nearly unchanged for over a century and presents significant problems for product manufacturers, their consumers, and the environment. The Company has developed a new, modern approach to delivering product information to consumers that saves manufactures money, unlocks new business opportunities for them, improves the consumer experience, and helps protect the environment.

Products and Services

Problems for the Product Manufacturer:

1. *Lack of Customer Knowledge*

The vast majority of consumer durables are sold via resellers such as Amazon, Best Buy and Home Depot. Resellers view customer information as proprietary and do not share this data with the product manufacturers. For brick-and-mortar establishments, if the customer does not participate in a loyalty program, the only information the reseller has is the name of the person on the credit card. Whether bought online or in a store, there is no way for the reseller to know if the person purchasing the product is the eventual owner.

Historically brands have relied on consumers to either fill out a paper or web-based registration form to gain knowledge of the consumer's identity, contact information, and product owned. According to a 2015 University of Michigan study, "Consumer Preferences Regarding Product Registration", only 6% of respondents reported that they always registering their purchases. Experience at a number of companies, including Bose, iRobot, Shark Ninja and Dorel Juvenile indicates product registration rates to be consistently under 5% even for expensive, complex products.

In the absence of a significant direct-to-consumer business or a connected product that requires creating an online account, product manufacturers have no way to connect with their consumers in 95% of their transactions.

The lack of customer knowledge negatively impacts the product manufacturers as follows:

Inefficient Marketing	It is 5x more efficient to market to a known customer than an unknown customer Dependence on resellers to communicate the brand story.
Poor Customer Support	Without knowledge of exactly what product a consumer is calling about, customer support personnel can spend as much as 20 minutes determining what specific product a customer is calling about. This is costly to the product manufacturer and a poor experience for the consumer
Lack of Customer Feedback/Insight	Product manufacturers currently rely on qualitative feedback from focus groups and quantitative surveys of individuals who may or may not represent their actual customer base.

2. *Reliance on Paper to Communicate Product Information*

Paper presents three significant challenges to the product manufacturers – it's expensive, it can't be updated in sync with the software that runs the product it accompanies, and the product manufacturers has no way of knowing what information is of value and being accessed by the consumer. Literature kits that go into consumer durable products can cost $0.25 and up depending on the complexity and finish of the kit. If the product has a software component, the documentation is often printed and ready for insertion into the box well in advance of the final software being flashed into the product. As a result, the documentation may not fully reflect the capabilities of the product. Finally, product manufacturers devote considerable resources to creating printed content and have no idea if this information is of any value to their consumers.

3. *Legal Liability*

In the event of a safety issue that necessitates a recall, product manufacturers may be legally liable for any damage or injury caused by the product. Posting a notice online, in a store, or in a newspaper does not relieve the product manufacturers of any liability. The product manufacturers are only protected from potential liability if they can demonstrate they attempted to contact the consumer directly.

Problems for the Consumer:

Consumer durables can often be complex, require maintenance, benefit from accessories, or present potential safety issues. As a result there is a need for the consumer to have product-specific information in order to get the most from the product. Examples of information a consumer might need over a product's lifetime include:

- How do I start my product? It's been 6 months since I last used it.
- What is the proper procedure for maintaining my product?

- What accessories or replacement parts are available for my product?
- Is my product still under warranty?

The challenge presented by paper-based methods of delivering product-specific information is the information is rarely where it's needed, when it's needed, and requires either a physical or online search. While many point to the ease of Google or YouTube search, since most consumers cannot recall the specific model they own, these searches return a haystack when they're looking for a needle.

Problems for the Environment

An average tree can produce approximately 8,000 sheets of paper, each weighing 1/100 of a lb. With over 3 billion consumer durables purchased every year, hundreds of thousands of trees much be cut down for the enclosed printed literature, that will eventually send millions of pounds of waste to landfills. If these sheets of paper can be removed from the product packaging, 375,000 trees can be saved and 30,000,000 pounds of waste can be eliminated.

The Solution

The Company has developed the Snap4that app that modernizes how brands can communicate product-specific information to their consumers and provides consumers a convenient, centralized place to find personalized product-specific information.

The Snap4that app solution works as follows:

- The product manufacturers provide the Company with links to the product information they want to provide to the consumer.

- The product manufacturers replace as much paper content as is legal (Sheets warning of a physical hazard must be included) with a single insert that directs the consumer to utilize the Snap4that app to scan a barcode printed on the sheet.

- During unboxing, the consumer would see the insert, and use the Snap4that app to scan the barcode.

- Snap4that utilizes the product identifier embedded in the barcode to look up, download, store and display links to product specific information. Contact information the customer has stored in the app is simultaneously uploaded to a central server where the product manufacturers can later download a list of consumers, their contact info, and what they own.

- An inventory of products the consumer has scanned is updated and displayed to the consumer every time they launch the app. Selecting a specific product displays updated product information/links to the consumer.

Revenue generation for the Snap4that app will come from the following two sources:

4. The Company will be paid a monthly per SKU maintenance fee by the product manufacturers utilize the app. The Company will maintain and update links for a manufacturer's product on the app to ensure that all links for such product will direct the consumer to the appropriate content (i.e. a link to parts and accessories actually links to the parts and accessories for the product on the app as opposed to linking to a 404 (site not found) or to parts and accessories for a different product).

5. The Company will be paid a per transaction fee by the product manufacturers who agree to utilize the app.   A "transaction" constitutes each entry a consumer makes into a manufacturer's inventory with the Snap4that app.

The Snap4that platform eliminates the challenges created by the current paper-based approach: product manufacturers will finally be able to connect with their consumers directly, consumers will have access to up-to-date product information where they need it, when they need it, without having to spend a substantial amount of time searching for such information, and billions of sheets of paper will not need to be produced and ultimately destroyed.

Company Milestones



Progress to Date

- 2/2016 Incorporated
- 5/2016 Raised $135k from Friends/Family
- 12/2016 SnapRegister-It, Webpage Launch
- 06/2016 First 4 Customers Signed "For Free" Evaluations
- 12/2017 Rebrand "SnapRegister-It" to "Snap4that"
- 06/2018 Named MassChallenge 2018 Finalist
- 10/2018 Named "GetStartedRI 2018" Finalist
- 6/2020 Initial discussions with Philips
- 10/2020 Initial discussions with Walmart

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

27

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount is raised and if the Maximum Amount is raised.

Use of Proceeds	Target Offfering Amount Raised	Amount if Target Offering Amount Raised	Maximum Amount Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$500	5.00%	$30,250
Sales & Marketing	47.50%	$4,750	33.25%	$201,163
G & A	14.25%	$1,425	24.70%	$149,435
Estimated Accounting/ Finance	9.50%	$950	3.80%	$22,990
Software Development	4.75%	$475	17.10%	$103,455
General Working Capital	9.50%	$950	12.35%	$74,717
Estimated Legal	9.50%	$950	3.80%	$22,990
Total	**100.00%**	**$10,000**	**100.00%**	**$605,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Subject to changing market conditions.

DIRECTOR, OFFICERS AND EMPLOYEES

Avrum Mayman, President and CEO, Director

Since graduating from the MIT Sloan School of Management, Mr. Mayman has held a number of product management, program management and strategy roles in companies ranging from startups to multi-billion-dollar B2B and B2C global corporations. Mr. Mayman brings a passion for bringing first to market concepts to life. The majority of his post Sloan career has been spent at Bose, where he was responsible for the Lifestyle Home Theater product line. Perhaps his most significant accomplishment at Bose was the development of the Unify Intelligent Integration System. This technology greatly simplified the setup and use of Lifestyle Home Theater Systems and reduced customer returns and calls to Tech Support by 90%.

In addition to his Sloan degree, Mr. Mayman has a Physics degree from Vassar College and a Masters in Aerospace Engineering from the University of Michigan. Mr. Mayman spent 5 years working on the Space Shuttle's Orbital Propulsion systems helping to return the Shuttle to flight post-Challenger.

Bill Allen, Director of Customer Success

As an engineer, project manager, product manager, and consultant, Mr. Allen has driven alignment on the 'what', 'why', & 'how' for more than a hundred consumer-electronics products – all aimed at delivering both performance and simplicity. He has shaped industry-leading products such as the Bose Wave Radio, ten generations of Lifestyle home-theater systems, and the underlying processes to deliver them. In his last role at Bose, Mr. Allen led the Bose Mobile App Product Management team, where he was responsible for understanding and translating market needs into product requirements.

Mr. Allen holds two engineering degrees from Dartmouth, and has been awarded five US patents.

Steve Jungmann, Director of Operations and Development

Mr. Jungmann has been leading product definition and launches in consumer, health and data for over twenty years. Many of these products have been based on new technologies into new markets and he has worked as closely with the development of the product as he has with customers and the market.

Earlier in his career, Mr. Jungmann worked in product roles in Silicon Valley for a number of consumer electronics startups. He spent several years at Apple where he was on the Macintosh team as well as introducing new technologies such as video conferencing and a direct to consumer channel well before the Apple Store. More recently, Mr. Jungmann led the product team at Quanttus that created a watch that captured blood pressure at a clinical-level and headed up the product development and design at Cure Forward, a SaaS matching service for cancer patients and clinical trials.

Mr. Jungmann is an active mentor for consumer, data and healthcare startups in the Boston area. He has an engineering degree from Stanford and a business degree from San Jose State.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such persons, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has three (3) employees in Massachusetts, USA.

OWNERSHIP AND CAPITALIZATION

Ownership

The Company's has the following issued and outstanding securities, option shares and ungranted plan shares:

Stockholder	Common	Common Options	Total Shares (CSE)	Total %
Common				
Avrum Mayman	5,000,000	0	5,000,000	62.50%
Stephen Jungmann	850,000	0	850,000	10.63%
Bill Allen	600,000	0	600,000	7.50%
Todd Chapin	266,660	0	266,660	3.33%
Michael Frank	150,000	0	150,000	1.88%
Patricia Hambrick	75,000	0	75,000	0.94%
Option Holders				
Jim O'Neil	0	80,000	80,000	1.00%
Ungranted Plan Shares	0	978,340	978,340	12.23%
Total	*6,941,660*	*1,058,340*	*8,000,000*	*100.00%*

The Company also has the following debt holders:

Debt Holders	
John Cogswell	$10,000.00
James Duckworth	$15,000.00
Angelika Mayman	$50,000.00
Muriel Mayman	$25,000.00
Haya Rivkin	$25,000.00
Robert Ward	$10,000.00
Avrum Mayman	$25,134.00

Valuation

The pre-Offering value ascribed to the Company is $4,158,296, as determined by Stonebridge Advisory, Inc. (a copy of Stonebridge's valuation report for the Company is attached hereto as Exhibit B). If the Maximum Amount of $605,000 is raised in the Offering, the post-Offering Valuation of the Company shall be $4,733,046. Before making an investment decision, you should carefully consider this valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Following the Offering, the Purchasers will own 0.24% of the Company if the Minimum Amount of $10,000 is raised, and 12.78% of the Company if the Maximum Amount of $605,000 is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above in the Section of this Form C entitled "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $8,217 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,172,208 shares of common stock of the Company for up to $605,000. The Company is attempting to raise a minimum amount of $10,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $605,000.00 (the "Maximum Amount"), and may accept investments in excess of the Maximum Amount, at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) related to the Offering occurs prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments to purchase the Securities. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment), that an Intermediate Close will occur and funds will be released to the Company. Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. The Company agrees that it will only conduct the Intermediate Close if

more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, and the Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $200.00.

The Offering is being made through TycoonoInvest Portal LLC, the Intermediary.

Commission/Fees

5.0% of the amount raised in the Offering.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Voting and Other Rights

Holders of shares of the common stock of the Company have one vote per share and may vote to elect the board of directors and on other corporate matters brought before the shareholders. Although members have a vote, given the concentration of ownership by the Founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, the shareholders have rights to a company's assets only after creditors (including noteholders, if any) have been paid in full in accordance with the terms of their instruments.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, shareholders would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities of the Company.

Other Rights

Generally, the Company's shareholders have no preemptive or other rights to subscribe for additional securities of the Company. All outstanding shares of the common stock of the Company are, and all Securities sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/ son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted transactions with related persons other than the debt holders listed in the "Ownership and Capitalization" section of this Form C.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER MATERIAL INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website: https://racerxinc.net/

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____

Avrum Mayman

Founder, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____

Avrum Mayman

Founder, CEO

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Video Transcripts

Exhibit B   Company Valuation Report

Exhibit C   Financial Statements

Exhibit D   Reg CF Test-the-Waters Posting

EXHIBIT A

VIDEO TRANSCRIPTS

TRANSCRIPT #1:

(Enters to the Who's "Who are you" playing).

Thank you very much. My name is Avrum Mayman. I am the founder and CEO of RacerX. Together with two fellow Bose Alumni, we started RacerX to answer the question of "Who are you?" for consumer product manufacturers.

In our career at Bose, we learned a really important thing - the incredible value of knowing who is buying your products. Not only does it make selling these customers additional products and services much much easier, the direct connection with these customers give you insights into what things they need so you can design better products in the future.

When I left Bose, I realized very quickly that in over 90% of 3 billion transactions a year, the people who make the products have no idea who buys the products – It's crazy, right?

Why is that?

Well when you went to Best Buy or Amazon or Home Depot to buy something like a lawn mower or perhaps a coffee maker, those resellers don't share that data because it's their competitive advantage. And then when you got the product home and opened up the box, you were confronted with a stack of paper, right? And one of those pieces of paper was the registration card. Which, if you're like everyone else, you didn't fill out. You just threw it away. And when you did that, the manufacturer lost their opportunity to learn who you were.

But then there's this other stack of paper you had to deal with – you either have to throw it away or you have to file it. And if you throw it away, you know there's a Google search in your future when you need to know what spark plug that lawn mower needs or how to clean that coffee maker. And you better know exactly what model you have or you're going to get the wrong information.

Well, imagine if you didn't have to deal with all that paper. That within seconds of opening up and unboxing your new purchase all the information you needed was right there where you needed it.

Well, RacerX has created a new app that's called Snap4that. And by simply downloading the app and scanning a barcode that the manufacturer puts in the box, you have all the information you need at your fingertips. Things like how-to videos, manuals, how to reach customer service, what parts and accessories are available to you. And best yet, its available to you where you need it, when you need it.

Now we're not the first company to notice that there's this incredible opportunity created by this gap. There's another company called Registria, which has made product registration easier. We're confident we're going to win because there is no value to registration – who cares how easy it is?

Our business model is very simple: it's absolutely free to the consumer, and the manufacturer pays us on a per-transaction basis. This give them a no-risk way to find out who is buying their products.

TRANSCRIPT #2:

The Snap4that app is a powerful tool that consolidates product information into one convenient place.

This is a brief demonstration of the customer experience using the Snap4that app.

Start by adding a product. It takes less than five seconds.

Scan the code printed on the included reference card.

Snap4that quickly identifies the product and asks for confirmation. It then gets added to the inventory of products already scanned in.

Once the scan is complete, a customer can access information, such as when they registered the product, when the warranty expires, how to reach customer service by phone or email, and a link to the latest owner's manual.

They can also access custom links with even more useful information.

For example, tapping one link goes to a video to get more out of this product.

Another link goes to product specific replacement parts.

Manufacturers can provide links to any product-specific content they choose.

Any product already scanned in is always just a click or two away.

Customers no longer need to search for information they want quickly. It's all at hand with Snap4that.

EXHIBIT B

COMPANY VALUATION REPORT



Enterprise Valuation for:

RacerX Inc.

PREPARED FOR: Avrum G Mayman

Date of Report: April 05, 2021

Effective Date: December 31, 2020



STONEBRIDGE

PREPARED BY:
Dan O'Connell, President
Stonebridge Advisory, Inc
(626) 204 4030

OPINION LETTER

2021-04-05
Avrum G Mayman
RacerX Inc.
55 Knob Hill Cir, Canton, MA

Dear Avrum G Mayman,

Stonebridge was hired to appraise RacerX Inc. as of 2020-12-31. The valuation purpose is to estimate the value for raising or borrowing capital. The business was appraised using the fair market value as the standard of value for the company assuming no discount for a lack of control (DLOC) and no discount for lack of marketability (DLOM). Please note the limiting conditions listed in the later section of the report.

The *Fair Market Value (FMV)* is defined as the value an asset or liability would exchange hands given a willing buyer and seller negotiate an "arms-length" transaction with neither party under duress and with the parties having access to all pertinent information.

There are no restrictive agreements that might impact value. I have reviewed information on RacerX Inc. as well as the assumptions based on client discussions that allowed me to forecast the future cash flow of the business, review the assets and liabilities to the extent possible and build out the Discount and Capitalization Rate, which is essentially an indicator of risk in the business investment.

All traditional approaches to value were considered in this valuation and the appropriate allocation of methods and calculations were weighted that best represent the Company's value. The effective date of this appraisal is 2020-12-31. The appraisal's estimated value for 100.00% of the company's shares or interest, without any discounts and premiums, is $4,158,296 of equity value. This opinion of value is being presented as described per the valuation assignment in this report. The client is Avrum G Mayman who is the intended user of this report. This report is to be only used by the stated user for the purpose listed in the valuation assignment.

Daniel P. O'Connell
President
Stonebridge Advisory Inc.
1055 E Colorado Blvd., 5th Floor
Pasadena, CA 91106
626.204.4030



Table of Contents

COMPLIANCE AND PROCESSES

IRS REVENUE RULING 59-60 COMPLIANCE

When valuing closely held stock or ownership interest of companies, often market quotes are not available for privately-owned companies. IRS Revenue Ruling 59-60 outlines the proper procedures, approaches and qualifications for valuing these closely-held companies and in considering all relevant factors that impacts the fair market value.

IRS Revenue Ruling 59-60 states that certain factors need to be considered in arriving at the Fair Market Value of an asset or liability. This valuation report addresses these requirements, specifically:

1. Define the nature of the business and the economic environment.
2. Research the book value and the company's financial condition.
3. Review the earnings capability and the dividend paying capacity if relevant.
4. Review whether the company has goodwill or intangible value.
5. Research pricing of similar companies and utilize the proper capitalization rates.
6. Discover if restrictive agreements impact value and weight the valuation conclusions logically.

UNIFORM STANDARDS OF PROFESSIONAL APPRASIAL PRACTICE

The Uniform Standards of Professional Appraisal Practice (USPAP) addresses ethical and performance obligations of appraisers. Ethic rules deal with integrity, impartiality, objectivity, independent judgement and ethical conduct. Other requirements consider the appraiser's knowledge, experience, competency and scope of work rules in identifying key issues, research and analysis. This appraisal adheres to the USPAP guidelines.

THE VALUATION PROCESS

Business value is derived from an economic benefit stream and a risk factor that relates to the business and it's expected economic benefit stream. In order to arrive at a valuation opinion, this report will review the company's risk associated with a "proposed" investment and the historical and forecasted financial statements, key ratio reviews, the cost of capital and the future net cash flows. We will then be able to apply the cost of capital to the company's economic benefit stream (the Income Approach) and review and the appropriate risk adjusted multiples to similar companies (the Market Approach) and an analysis of the assets (the Asset Approach). After various valuation methods and calculations have been estimated, the appropriate weighing to specific calculations will be made that best represent the company's enterprise value.

Doc ID: 525d2963f60823b0574da230e34af7657f0c0bb

THE VALUATION ASSIGNMENT

DEFINING THE VALUATION ASSIGNMENT
When defining the appraisal assignment, it is important to understand the concepts or directives that form the basis of this opinion of value and that these concepts meet your understanding of this assignment. If the appraisal assignment changes, some of the following valuation criteria might need to reflect the new intent and the appraisal assignment might need to be updated. "Company" used in this report covers any asset or liability being appraised.

DISCLAIMER
Stonebridge relies on the client, the company and the management team for its financial reporting and projections of the company's financials. While this information is deemed reasonable for the purposes of this report, Stonebridge makes no representations or warranties to the accuracy or thoroughness of this valuation report (see scope of appraisal and the *engagement's limiting conditions*).

VALUATION CONCEPT OF BENEFIT STREAM AND RISK
Business value is derived from an economic benefit and is weighted by a risk factor that relates to the risk in the company's business model. The economic benefit usually refers to a monetary flow such as earnings before interest, taxes, depreciation and amortization (EBITDA), Net Operating Profit After Tax (NOPAT), Gross Profit, or Net Cash Flow (NCF), etc. The risk factor is the rate of return a potential investor requires given the risk of attaining the expected economic benefits stream. The greater this risk, the greater the investor's needed rate of return and the lesser the value of the interest being appraised. In the case of less risk, the less the needed investor's rate of return and the greater the value of the interest being appraised. The investor's needed rate of return is the Cost of Equity and the debt and equity return needed is the Discount Rate.

In order to arrive at a valuation opinion, this report will review the company's historical and forecasted financial statements and the associated business and industry risk. This report will develop the cost of capital and apply that to the economic benefit stream to arrive at the Discounted Cash Flow Method and the Capitalization of Earnings Method. In addition, this report will apply the Market Selling Multiples Method to specific company benefit streams. When the company is being valued an on-going concern, the asset or cost approach to value might not be relevant in this report (see premise of value) and may not be used.

INTEREST BEING APPRAISED
RacerX Inc. ("the Company) is being appraised for 100.00% of ownership interest which is defined as the enterprise value of the company which is the invested capital value (debt and equity) of the business. The Equity value is calculated by subtracting the term debt from the enterprise valuation.

This appraisal assumes a control interest (no Discount for Lack of Control - DLOC) which is defined as an equity interest greater than 50% or an equity position that is considered a swing vote, and therefore a controlling interest. A control interest means the shareholder has operating control to make decisions and can influence company performance.

This appraisal assumes no adjustment or Discount for a Lack of Marketability (DLOM). An adjustment for lack of marketability is defined as the percentage value deducted from the value of an ownership interest to reflect the absence of marketability relating to the longer period (and risk) it takes to convert ownership to sale proceeds (liquidity).

THE VALUATION ASSIGNMENT (cont.)

SCOPE OF THE APPRAISAL
This valuation is a Calculated Valuation. A calculated value provides an approximate indication of enterprise value or range of value. A Calculated Value is based on limited procedures (eg: no audit of company) and uses information deemed to be relevant and agreed upon between the valuator and client regarding the company's performance, market conditions and future opportunities.

STANDARD OF VALUE
The *Fair Market Value* standard is being used in this appraisal to render an opinion of value (or range of value). The Fair Market Value addresses the broadest spectrum of value that is reflected by the company's operations, markets and potential buyers. The common definition of Fair Market Value is the price at which a property would change hands between a willing buyer and seller, when the buyer is not under any compulsion to purchase and the seller is not under any compulsion to sell. Fair Market Value also assumes both buyer and seller have reasonable knowledge of the relevant facts.

PREMISE OF VALUE
This appraisal is based on the company as an on-going concern. The going concern premise of value assumes the company has the financial resources to continue operating into the foreseeable future whereas a non-going concern does not have the resources to continue operating and is a liquidity event.

EFFECTIVE DATE OF APPRAISAL
The report date of the appraisal is 2021-04-05 and the latest reported financials are as of 2020-12-31. The effective date of the valuation is 2020-12-31. If material time has elapsed from these dates or events occurred subsequently that may impact value, we suggest an update to the report, depending on the significance of how this opinion of value will be used by the intended user of this report.

CLIENT AND PURPOSE OF APPRAISAL
The client is Avrum G Mayman, the only intended user for this report. The purpose of this appraisal is to estimate the Fair Market Value (or value range) of RacerX Inc. for raising or borrowing capital.

DATA SOURCES, VALUATION PROCESS & CONDITIONS
Financial and operational information was furnished by the Company. The Company provided expectations regarding the company's future performance. This report may utilize information from the industry standard RMA database, Duff & Phelps Cost of Capital, BVR Deal Stats, BV DataWorld, Pluris DLOM, Mergerstat Review Premiums & Discounts and IBISWorld. Stonebridge did not tour the company's facility or office in its process but is reasonably familiar with the type of facilities involved. There have been no extraordinary or hypothetical assumptions made nor any limiting conditions placed on Stonebridge.

THE VALUATION PROCESS
Value is derived from a risk adjusted economic benefit stream. In order to arrive at a valuation opinion, this report will review the company's risk associated with a "proposed" investment, the historical and forecasted financial statements, key ratios, the cost of capital and the future net cash flows. The cost of capital will be applied to the company's economic benefit stream and review risk adjusted market selling multiples. The appropriate weighing of specific approaches will be made that best represent the Company's value.

Doc ID: 325d2963f608235b0574da230834af7657f0c0bb

THE GLOBAL AND NATIONAL ECONOMIC IMPACT ON VALUE

THE GLOBAL ENVIRONMENT AND IMPACT ON THE COMPANY

Economic data and the outlook for the economy can be relevant information that might impact the company and its industry in which it competes. The International Monetary Fund (IMF) is an international organization whose purpose is to promote global trade, financial stability, economic growth and humanitarian needs. Prior to Covid-19, the IMF projected strong global growth, however with the world lock-down to combat the pandemic, the IMF is estimating that the global ecomony will contract by 4.9% in 2020 and then grow 5.4% in 2021.

THE NATIONAL ENVIRONMENT AND IMPACT ON THE COMPANY

While global economic conditions may impact a company, the national and local economy most likely has a greater impact on the Company. The Congressional Budget Office (CBO) published a forecast on two core economic trends, the Gross National Product and the Unemployment Rate. The current environment has seen a contraction in the US output with high levels of unemployment. While both economic trends seems to level out, it appears that it may take years to rebound fully. The Federal Reserve has maintained liquidity in the US economy which does provide capital for continued economic growth.





COMPANY BRIEF

COMPANY HISTORY BRIEF

RacerX Inc. is located at 55 Knob Hill Cir, Canton, MA. The company helps consumer product companies capture customer contact information. The company's Snap4that app replaces the pile of paper that accompanies these products giving consumers instant access to the product information they need. RacerX was founded in 2016 and is headquartered in Canton, MA. The company has secured several awards and accolades including recognition by the New England Business Association; Mass Challenge; Get Started Rhode Island and MIT's Enterprise Forum.



COMPANY PRODUCTS OR SERVICES

RacerX Inc. helps consumer durable brands (Appliances, Power Equipment, Tools, Consumer Electronics, Juvenile hard goods etc.) capture the contact information of their consumers. The company's Snap4that app replaces most of the printed materials that accompany these products (owner's guide, setup guide, parts & accessories catalogs etc.) giving consumers instant, up-to-date information about their products while transferring their contact information to the brand. The service is free to consumers and charges brands $2/name captured.



COMPANY MANAGEMENT TEAM

Avrum Mayman, President and CEO

Bill Allen, Customer Success

Steve Jungmann, Operations & Development

THE THREE APPROACHES TO VALUE

When valuing a company's common stock (or an asset or a transfer of a liability) we need to value the enterprise by utilizing the various approaches to value and then allocate the methods and calculations from each approach. The three Approaches to Value are the Income, Market and Asset Approach. Theses approaches, methods and calculations are summarized below.

THE INCOME APPROACH

The Income Approach estimates value by estimating the benefits stream (income) generated by the assets over a period of time. The value of the business is equal to the present value of the future benefits from owning the assets. The two common methods are the Discounted Cash Flow Method and the Capitalization of Earnings Method.

The Discounted Cash Flow Method

The Discounted Cash Flow (DCF) summarizes the company's cash flow for a period of time (usually five years but can be longer until the cash flows reach stability) as well as the cash flow from the Terminal Value (assumes a sale of the business in a future year). The future cash flows are brought to the present value by discounting the cash flows using the Discount Rate which measures the risk in achieving the expected cash flows. The DCF is a multi-year method and the advantages are that each year's sales, costs, receivables, inventory, payables and capital expenditures can be estimated. These cash flows should be estimated with reasonable caution. Because a buyer is purchasing the future cash flow of the business, the DCF model is a strong indication of value.

The Capitalization of Earnings Method

The Capitalization of Earnings Method is similar to the DCF except that it is a single year method that only applies the operating cash flow to the capitalization rate. The Capitalization of Earnings Method is applicable when the cash flow is stable or consistent (mature company).

THE MARKET APPROACH

The Market Approach compares the subject company to it's industry peers. This comparison is accomplished by reviewing either private sale transactions or publicly traded companies. The benefit stream multiples are variations of income such as earnings before interest and taxes (EBIT) or EBITDA (depreciation & amortization), net operating profit after tax, gross profit, sales, etc. The industry multiple's are applied to the subject company's benefit stream using the multiples from the Guideline Public Companies or the private company transactions. The Market Approach is applicable if the subject company is similar to its industry peers.

THE ASSET OR COST APPROACH

The Asset Approach normally results in the lowest value for an operating company and measures the tangible assets. This approach can be based on the Net Asset Value or the Liquidation Value. The liquidation value assumes the company is not an on-going business. This report estimates the Net Asset Value which is defined as the market value of the assets less the market value of the liabilities. An asset-based holding company (eg: real estate or investment companies) would use the Asset Approach.

© 2021 Stonebridge Advisors Inc. - All Rights Reserved
Doc ID: 525d2963f6082ab0574da230e34af7657f80c0bb

Income Statement	2019	2020
SALES		
Revenues	$0	$0
Revenue Growth Rate		0.00%
OPERATING EXPENSES		
Depreciation	$0	$0
Amortization & Depletion	$0	$0
Other Expenses	$12,420	$25,230
Total Operating Expenses	$12,420	$25,230
Operating Income (Op. EBIT)	($12,420)	($25,230)
Operating Income %	-	-
NON-OPERATING EXPENSES		
Interest Expense	$0	$0
Adjustments (see table below)	$0	$0
Other Non Operating Expenses	$0	$0
Total Non-Op. Exp. (income is negative)	$0	$0
Net Profit Before Tax	**($12,420)**	**($25,230)**
OTHER KEY INCOME STREAMS		
Net Operating Profit After Tax	($7,825)	($15,895)
Seller's Discretionary Earnings	($12,420)	($25,230)

Net Operating Profit After Tax (NOPAT) applies a 37% marginal tax rate to the Operating Income. NOPAT and EBITDA reflect a debt free company (no interest, no debt). The latest ($15,895) of NOPAT, the ($25,230) of EBITDA and the ($25,230) of Seller's Discretionary Earning's are applied in the Market Approach Method.

Adjustments are non-operating expenses recorded as operating expenses but were not needed to operate the business. Adjustments might be compensation above or below market-based pay or discretionary expenses not expected to occur again. These adjustments 'normalize' the income stream.


EBITDA
0
-10K
-20K
-30K
($12,420)
($25,230)
2019
2020


Net Operating Profit After Tax
0
-10K
-20K
($7,825)
($15,895)
2019
2020

Balance Sheet	2019	2020
CURRENT ASSETS		
Cash & Marketable Securities	$0	$0
Accounts Receivable (Trade)	$0	$0
Inventory	$0	$0
Other Current Assets	$0	$0
Total Current Assets	**$0**	**$0**
LONG-TERM ASSETS		
Fixed Assets	$0	$0
Accumulated Depreciation	$0	$0
Net Fixed Assets	$0	$0
Other Long-term Assets	$0	$0
Total Long-term Assets	$0	$0
Total Assets	**$0**	**$0**
CURRENT LIABILITIES		
Cur. Maturities of LT Debt	$0	$0
Accounts Payable	$0	$0
Notes Payable	$0	$0
Other Current Liabilities	$0	$0
Total Current Liabilities	**$0**	**$0**
LT LIABILITIES & EQUITY		
Term Debt	$0	$0
Other Long-term Liabilities	$0	$0
Total Long-term Liabilities	$0	$0
Total Liabilities	**$0**	**$0**
EQUITY		
Capital Stock	$0	$0
Retained Earnings	$0	$0
Other Stockholders' Equity	$0	$0
Total Stockholders Equity	**$0**	**$0**
Total Liabilities & Equity	**$0**	**$0**


Current Ratio
1
0.00
0.00
0
-1
2019
2020


Working Capital to Sales
100%
0.00%
0.00%
0%
-100%
2019
2020

POINTS TO CONSIDER

Current Ratio: The Current Ratio is a liquidity measure of the short-term balance sheet (current assets/current liabilities. The industry current ratio is 1.60.
The Company has a working capital shortage of $0.

RATIO REVIEW

	2019	2020
PROFITABILITY RATIOS		
Sales Growth (> is better)		0.00%
Gross Profit Growth (> is better)		0.00%
Operating Expense Growth (< is better)		103.14%
Operating Income Growth (> is better)		(103.14%)
Operating Expense	-	-
Operating Income	-	-
Net Profit Before Tax	-	-
Operating EBITDA Margin	-	-
Return on Assets (> is better)	-	-
Return on Equity (> is better)	-	-
Return on Capital Employed (> is better)	-	-
LIQUIDITY RATIOS		
Current Ratio (> is better)	-	-
Quick Ratio (> is better)	-	-
Near Term Cash (cash + AR - AP)	$0	$0
Working Capital (> is better)	$0	$0
Working Capital to Sales (< is better)	-	-
Working Capital Turnover (> is better)	-	-
ACTIVITY RATIOS		
Accounts Receivable Days (< is better)	-	-
Inventory Days (sales)	-	-
Accounts Payable Days - no wages (> is better)	-	-
Working Capital Days (> is better)	-	-
Cash Conversion Cycle (< is better)	-	-
Asset Turnover (> is better)	-	-
Fixed Asset Turnover (> is better)	-	-
Sustainable Growth Rate (> is better)	-	-
FINANCIAL RATIOS		
Term Debt to Net Worth	-	-
Debt To Net Worth (< 4:1 is better)	-	-
Debt to Assets (financing assets)	-	-
Capitalization Ratio (<30% is better)	-	-
Interest Coverage (>3 is better)	-	-
Debt Service Coverage Ratio (1.25 is better)	-	-







POINTS TO CONSIDER

and the Asset Utilization had no impact on the ROA. The ROA is one of the most important measures on overall company performance. Expense controls and driving the most sales from the assets are the key to building future value.

INTERIM FINANCIALS

In the event interim financials have been submitted, they will be shown here. When submitted, this 'stub' period is used to assist in forecasting this years performance or expectations. The forecasted year assumes any seasonality should that be applicable. If available, the financial statements have been summarized below.

© 2021 Stonebridge Advisory Inc. - All Rights Reserved
Doc ID: 525d2963f60823b0574da230e34af7657ff0c0bb

Income Statement (Forecast)	2021	2022	2023	2024	2025
INCOME STATEMENT BRIEF					
Sales	$365,000	$1,460,000	$4,526,000	$10,500,320	$16,800,512
Sales Growth	0.00%	300.00%	210.00%	132.00%	60.00%
Cost of Goods Sold	$0	$0	$0	$0	$0
Gross Profit	$365,000	$1,460,000	$4,526,000	$10,500,320	$16,800,512
Gross Profit Margin	100.00%	100.00%	100.00%	100.00%	100.00%
OPERATING EXPENSES					
Depreciation	$0	$0	$0	$0	$0
Selling, General & Admin Expenses	$478,150	$2,000,200	$3,439,760	$6,930,211	$11,088,338
Total Operating Expenses	$478,150	$2,000,200	$3,439,760	$6,930,211	$11,088,338
Operating Income (EBIT)	($113,150)	($540,200)	$1,086,240	$3,570,109	$5,712,174
Operating Income %	(31.00%)	(37.00%)	24.00%	34.00%	34.00%
Operating EBITDA	($113,150)	($540,200)	$1,086,240	$3,570,109	$5,712,174
EBITDA %	(31.00%)	(37.00%)	24.00%	34.00%	34.00%
Net Operating Profit After Tax (NOPAT)	($71,285)	($340,326)	$684,331	$2,249,169	$3,598,670
NOPAT %	(19.53%)	(23.31%)	15.12%	21.42%	21.42%
Seller's Discretionary Earnings (SDE)	($113,150)	($540,200)	$1,086,240	$3,570,109	$5,712,174

A startup's balance sheet can change quickly as the capital structure and debt leverage changes in the early years.
Therefore this report does not estimate the forecasted balance sheet.

BUILD UP METHOD, DISCOUNT AND CAPITALIZATION RATE

The Build Up Method (BUM) applies risk factors to a proposed investment to arrive at the Discount Rate which is used in the Income Approach to Value. The BUM adds the Risk-Free Rate (assumes no risk on T Bills), the Equity Risk Premium (risk of equity above the T Bill), the Company Specific Risk Premium (CSRP) which is a non-diversified company risk, the Industry Risk (specific to the subject's industry) and Size Premium Risk (smaller companies have more risk). These risk factors total the Cost of Equity which is the rate of return an investor would seek on this type of investment in the subject company. The 20 year T-bill is a "normalized" rate that considers the Federal Reserves' policies to increase the money supply which drives interest rates lower.

The CSRP was given 34.00% points which adds to the investment risk which decreases value. The Cost of Equity and the Cost of Debt are weighted proportionately to determine the industry's capital structure and is called the Weighted Average Cost of Capital (WACC) and is commonly referred to as the Discount Rate (Cost of Capital). The Discount Rate is applied to the future cash flows in the Discounted Cash Flow Method on the next page. The long-term Growth Rate is deducted from the Discount Rate to arrive at the Capitalization Rate. The Capitalization Rate is applied to the Capitalization of Earnings method reviewed on the "Valuation Approaches" page.

Discount & Capitalization Rate	Percentage
Risk Free Rate	2.50%
Equity Risk Premium	5.50%
Industry Risk Premium	(0.49%)
Size Premium	11.29%
Company Specific Risk Premium	34.00%
Cost of Equity	**52.80%**
Cost of Debt (tax effected)	3.09%
Discount Rate (WACC)	**40.37%**
Growth Rate Terminal Year	2.00%
Capitalization Rate	**38.37%**


Weighted Average Cost of Capital (Discount Rate)
60%
40%
20%
0%
52.80%
3.09%
40.37%
38.37%
Percentage
Cost of Equity
Cost of Debt
Discount Rate
capitalization_rate

Doc ID: 525d2963f60823b0574da230e34af7657ff0c0bb

THE WEIGHTED AVERAGE COST OF CAPITAL DETAIL

Calculating the Cost of Equity is the first part to estimate the weighted average cost of capital. RacerX Inc.'s Cost of Equity is 52.80%. The information source is the CRSP Deciles Size Study from Duff & Phelps Cost of Capital (online) and the formula is:

$$Ke = Rf + ERP + RPi + RPs + CSRP$$

_____

Ke = Cost of equity

(Source: Duff & Phelps Cost of Capital, normalized 20-year treasury)

Rf = Risk free rate of return on security

(Source: Duff & Phelps Cost of Capital)

ERP= Equity risk premium

(Source: Duff & Phelps Cost of Capital)

RPi = Industry risk premium

(Source: Duff and Phelps Cost of Capital Full Beta)

RPs = Risk premium on small stocks

(Source: Duff and Phelps Cost of Capital CRSP Decile 10z)

CSRP = Company specific risk premium

(The CSRP is added to account for risk above the financial markets)

The Weighted Average Cost of Capital (WAAC) or Discount Rate for RacerX Inc. is 40.37%. The WACC proportionately weights the capital structure with the industry's capitalization of equity and debt. To arrive at the WACC the Cost of Equity and the Cost of Debt need to be calculated. The formula is:

$$WACC = (Ke \text{ x's } E) + (Kd \text{ x's } D)$$

_____

WACC = Weighted average cost of capital

Ke = Cost of equity

Kd = Cost of debt

E = Percentage of equity in the capital structure

D = Percentage of debt in the capital structure

NET CASH FLOW (TO INVESTED CAPITAL)

The Net Cash Flow to Invested Capital is the cash available to debt and equity holders and is projected for a period of years (below). In the “termination” year after the last projected year, the shareholders theoretically recapitalize the business to total the sale proceeds along with the years of Operating Net Cash Flow. The Terminal Value is based on the month after the last projected year of net cash flow which is capitalized using the Capitalization Rate. The present value of the sum of the Operating Net Cash Flow plus the Terminal Value cash flow is presented on the next page under the Discounted Cash Flow Method.

Mid-Year or End-of-Year Convention Note:When applying the discount rate, it is typical to use either the end-of-year or mid-year in assuming the timing of the annual cash flows. Normally the mid-year best reflects the timing of the cash flows as the first half of cash flows will be overly discounted and the last half of the years will be under discounted. However the mid-year convention is best as the first and last half both cancel each other out and the middle of the year takes precedent. The end-of-year convention assumes the cash flows will come in at the very end of the year, which is unusual. This report uses the mid-year convention.

Net Cash Flow to IC	2021	2022	2023	2024	2025
Revenue	$365,000	$1,460,000	$4,526,000	$10,500,320	$16,800,512
Growth Rate	0.00%	300.00%	210.00%	132.00%	60.00%
EBITDA	($113,150)	($540,200)	$1,086,240	$3,570,109	$5,712,174
EBITDA %	(31.00%)	(37.00%)	24.00%	34.00%	34.00%
Income Taxes (37% Marginal Rate)	$0	$0	($401,909)	($1,320,940)	($2,113,504)
Capital Expenditures	$0	$0	$0	$0	$0
Working Capital Change	$0	$0	$0	$0	$0
NCF to Invested Capital (Startup)	($113,150)	($540,200)	$684,331	$2,249,169	$3,598,670


NCF to Invested Capital (Startup)
4M
2M
0
-2M
($113,150)
($540,200)
$684,331
$2,249,169
$3,598,670


Projected EBITDA
10M
5M
0
-5M
($113,150)
($540,200)
$1,086,240
$3,570,109
$5,712,174

DISCOUNTED CASH FLOW METHOD (INCOME APPROACH)

The Net Cash Flow (NCF) is projected for five years. In the "termination" year after the fifth year, the shareholders theoretically recapitalize the business to total the sale proceeds and five years of operating net cash flow. The terminal value is based on the month after the fifth year's net cash flow which is capitalized using the Capitalization Rate. The DCF Method is the present value of the two cash flows.

Discounted Cash Flow Method (NCF to IC)	Present Value
Discounted Value of Operating Net Cash Flow	$1,321,882
Discounted Cash Flow of Terminal Value	$2,025,684
Discounted Cash Flow Method (DCF)	**$3,347,566**

THE TERMINAL VALUE METHOD

The mean of the selected Market Selling Multiples reflects public or private company selling multiples of EBITDA. The Terminal Value Method is a variation of the Selling Multiples Method that is applied to startup businesses. Rather than applying the latest EBITDA to the applicable 'selling' multiple, the Terminal Value Method applies this multiple to the estimated EBITDA in the after the Company is achieving sales and earnings. That value is brought to the present value using the discount rate. For the purposes of this valuation report, the industry multiples applies the industry mean and not individual companies within the industry. We believe the industry mean is a broad and accurate number.

Terminal Value Method	Values
Latest Proj. EBITDA	$5,712,174
EBITDA Multiple	6
EBITDA Applied Value	$34,273,044
Applied Discount Rate	40.37%
Present Value	$6,188,051

NET ASSET VALUE METHOD (ASSET APPROACH)

The asset approach reviews the market value of the company's assets and liabilities. The market value of the liabilities is subtracted from the market value of the assets to arrive at the Net Asset Value. If the asset and liabilities have been adjusted, this will be displayed on the next page.

Net Asset Value (before adjustments)	Value
Total Assets	$0
Total Liabilities	$0
Net Asset Value	**$0**

Doc ID: 525d2963f6082ab0574da230834af7657f8c0cb6

FUNDING MULTIPLE GUIDELINE METHOD

The Funding Multiple Guideline Method has been used as an indicator to value startups based on the capital contributions. Normally for every dollar of contributions the investors would expect to receive twenty percent (20%) of the shares, which is a five (5) times multiple on capital raised. When comparing a startup to a universe of startups and comparing margins, scalability, growth expectations, the quality of the offering, the opportunity size, product readiness and management capability, the multiple can often range between five and ten times the capital raised. To determine how the Company compares to other companies seeking capital, we offer the Scorecard Approach which is used to review specific criteria that is considered critical to the Company's success.

Factors are considered and weighted according to perceived importance and then totaled. If the Total Factor was 1.1, the comparable peer funds raised would be multiplied by the 1.1 factor. While the Scorecard Approach is subjective, it is used to calculate the multiple premium on the Funding Multiple Guideline Method to arrive at an adjusted multiple when calculating the company value.

The primary factors considered in the Scorecard Approach are the founder and team quality, the size of the opportunity, the quality of the investment offering, the competitive challenges and positioning of the company, the marketing channels and success rates and the initial feedback on the company's services and products.

Funding Method	Value
Funding Multiple	7.50
Funding Premium	0.00%
Adjusted Funding Multiple	7.50
Capital Raise	$500,000
Funding Method Value	$3,750,000

ALLOCATED VALUATION FOR FMV

The Discounted Cash Flow (DCF) Method is a calculation based on several years of estimated cash flows. The Discount Rate should include the inherent risk in the business. The DCF Method was weighted 50.00% (multi-year approach) and the Terminal Value Method which often serves as a proxy to cash flow was weighted at 25.00% and the Net Asset Method was weighted 0.00%. The Funding Method has been weighed 25.00%. This allocation represents the Company's Fair Market Value.

Allocation	Valuation	Weighting	Applied Value
Discounted Cash Flow Method	$3,347,566	50.00%	$1,673,783
Funding Method	$3,750,000	25.00%	$937,500
Terminal Value Method	$6,188,051	25.00%	$1,547,013
FMV for 100% Interest		100.00%	$4,158,296

VALUATION CONCLUSION

RacerX Inc. is valued at approximately $4,158,296 for the enterprise value. Because the company is a startup, the Terminal Value Method was used rather than the Selling Multiples Method that applies the latest income stream to an industry multiple. As a company that resembles a startup business (large ramp up in revenues) the Terminal Value Method, the Discounted Cash Flow Method and the Net Asset Value have been reviewed to estimate enterprise value. See the Company's deck book for more detailed information.

Doc ID: 525d2963f60823b0574da230e34af7657f80c0bb

APPRAISER'S INDEPENDENCE

The business appraiser offers an objective and independent opinion of value of a business interest or a business appraiser can act in an advisory function which is not an objective opinion of value. In this valuation, the appraiser is offering an objective and independent opinion of value of the business interest. The appraiser is independent of the client and has no ownership interest, employee benefits or role in the company, is not an officer of the company and has no ongoing role in the future of the company. The consideration paid to an appraiser for the engagement should not be subject to meeting a client's expected concept of value. The appraisal fee for this valuation engagement is not dependent on any expectations of the client.

DANIEL P. O'CONNELL

Dan has been active in the appraisal business for over 20 years. Dan has passed intensive testing with the American Society of Appraisers (ASA) and will be applying for Senior Credentials. Dan has consulted with hundreds of companies in size from $2 million to $250 million in size on how to best build equity in the business by using the valuation process. Dan's concept is if business owners understand the components of business valuations, it serves as a great building tool to increase a company's cash flow and enterprise value. Dan meets the Qualified Valuation Expert status the IRS demands.

Dan started Stonebridge, a mergers & acquisitions firm in 1995 has been active in the financial services industry for over 25 years with a strong background in corporate finance, investment banking, financial analysis and business strategies. Dan has been active in the mergers and acquisitions area representing privately-owned businesses with $5 million to $100 million in sales as well as representing buyers for strategic acquisitions.

In addition, Dan assisted business owners in recapitalizing their balance sheet and raising growth capital, business reorganizations and buyouts. In the process, Dan was responsible for securing the proper financing for many of the transactions including debt and equity instruments. Dan has worked in the manufacturing, distribution, retail and business services industries. Over the years, Dan has provided hundreds of Fair Market Value business valuations to clients in who wanted market-based valuations.

Dan started Fiscal Advantage, a financial assessment service company for small businesses. Fiscal Advantage offer its Performance Insights program, a year-long practice (delivered quarterly) whose primary goal is to present information and an outside analytical perspective that can be utilized to accelerate financial performance and enterprise value.

ASSOCIATIONS AND EDUCATION

Dan graduated from St. John's University with a major in Business Administration and Management. Dan is a Candidate, American Society of Appraisers (ASA).

Courses ASA Business Valuation 201, Market Approach to Value – Tested out
ASA Business Valuation 202, Income Approach to Value – Tested out
ASA Business Valuation 203, Asset Approach to Value, Discounts and Premiums – Tested out
ASA Business Valuation 204, Advanced Topics in Business Valuation – Tested out
Uniform Standards of Professional Appraisal Practice – Tested out
ASA Principles of Appraisal Code of Ethics – Tested out

ADJUSTMENTS TO THE FINANCIAL STATEMENTS

A valuation reviews the benefits stream (income measure such as EBITDA) where owner discretionary spending is adjusted or added back to earnings to 'restore' the financial statements to a normalized basis. These adjustments can be made on the income statement and would include items such as one-time charges not expected to occur again and any shareholder distributions beyond a normal salary or expenses not pertinent to the day-to-day operations of the business. The balance sheet can also be adjusted to separate non-operating assets from the operating assets. The value of the non-operating assets is added to the fair market value.

BUILD UP METHOD (BUM)

The BUM's purpose is to measure the totality of a company's business risk. The risk measure starts with a risk-free rate which is the expected return on 20 Year Treasury Bills backed by the U.S. government. These risk-free investments generally offer a low risk and therefore lower rates of return. A company does not have the backing of the U.S. government and as an equity risk, the risk is higher than the T Bill. This Equity Risk is the risk of the equity investment beyond that of the risk-free rate. The Company Specific Risk Premium considers the non-diversified risk or the fact that this risk can't be diversified or spread over several companies or industries. In this valuation, we are including a size risk premium due to the subject company being smaller than the Guideline Public Companies used in the comparisons.

CAPITALIZATION METHOD

The Capitalization Method converts a company's benefit stream to a present value of the business. The Capitalization Method can use alternative measures such as Cash Flow to Equity or Cash Flow to Invested Capital. The formula is Benefit stream / Cap Rate.

CAPITALIZATION RATE

The Capitalization Rate is a percentage number calculated by deducting a company's growth rate from the Discount Rate. The Capitalization Rate is used to convert a company's single period benefits (income stream) to a capitalized value of a business.

DISCOUNTED CASH FLOW METHOD

Discounted Cash Flow (DCF) is the present value of future income streams. The DCF Method calculates the present value of a company's benefits stream (cash flow) and termination value, to present value of the business value. DCF utilizes the discount rate in the calculation.

DISCOUNT RATE

The Discount Rate is the risk rate used in a valuation to convert multiple periods of future benefits (income stream) to a capitalization value (present value). The discount rate utilizes the weighted average cost of capital (WACC) debt and equity participants would require given the risk of the future income stream of a business. The smaller the discount rate, the larger the business value.

EXCESS WORKING CAPITAL

When companies sell, buyers expect sellers to deliver the appropriate working capital at the closing, that is consistent with the industry or the needed liquidity to maintain the business. This working capital variance can be positive (cash back to seller) or negative (credit to buyer). If working capital is insufficient, buyers will consider the variance as purchase price which means a reduction in value.

GUIDELINE PUBLIC COMPANIES METHOD

The Market Approach uses selling multiples from Guideline Public companies where stock is traded daily. Accessing private data on company transactions can be difficult and spotty. Publicly traded companies are typically larger than private companies, are better capitalized, have more transparency, and are openly traded. Therefore, publicly traded company multiples are normally discounted by 30% due to size and liquidity. Public companies traded in volume presents a strong valuation model.

Doc ID: 525d2963f60823b0574da230e34af765f8d60bb

NET CASH FLOW TO INVESTED CAPITAL

The Net Cash Flow (NCF) to Invested Capital is a widely used measure in determining the cash flow that is available to debt holders and shareholders. The NCF begins with the earnings before interest, taxes, depreciation and amortization or EBITDA. Interest is added back to reflect a debt free company (no debt, no interest paid). Because taxes will be paid and capital expenditures may be needed, these costs are subtracted from the EBITDA numbers. This net cash flow is used in the Discounted Cash Flow and Capitalization of Earnings Method.

WEIGHTING THE METHODS OF VALUE

Some valuation methods might better reflect value for a specific company. Experts select which methods best fits with the subject company being appraised to arrive at the Fair Market Value. A weighted average best suits most companies for a market-based appraisal. This valuation weights up to five different methods to arrive at Fair market Value.

WEIGHTED AVERAGE COST OF CAPITAL (WACC)

The weighted average cost of capital is the rate of a company's funding (debt and equity). WACC is the amount the debt and equity holders expect to receive and is the minimum return that is normally required by a company. If a company's ROIC is greater than the WACC, value is being created. If less, value is being diminished.

MARKET VALUE OF EQUITY (MVE)

The Market Value of Equity (MVE) is based on the income stream of a business including interest on debt and principle amounts. By deducting the interest payment from the Net Cash Flow and considering the change in the debt (principle), the company is valuing its equity. The Net Cash Flow to MVE is the cash available to the shareholders as the debt holders has been paid.

MARKET VALUE OF INVESTED CAPITAL (MVIC)

The Market Value of Invested Capital (MVIC) is based on the income stream of a business and does not include interest on debt or any principle amounts. By not deducting any interest payment from the Net Cash Flow and not considering the change in the debt (principle), the company is valuing the business based on the enterprise value of debt and equity. The Net Cash Flow to MVIC is the cash available to the shareholders and the debt holders.

SCOPE OF APPRAISAL

The scope of the appraisal defines the comprehensiveness of the process, the extent of the procedures used, and the detail of information collected and analyzed. The valuation scope ranges between a limited and a comprehensive valuation. A 'Calculated Value' such as this valuation, is a limited valuation. A calculated valuation provides an approximate indication of enterprise value or range of value based on limited procedures and information deemed to be relevant. The information collected is deemed to be accurate as presented by company management.

STANDARD OF VALUE

The standard of value refers to the type of value to be assessed. There are four types of values: Fair Market Value, Fair Value, Investment Value and Intrinsic Value. The Fair Market Value is the most common standard and is the value an asset would expect to sell for on the open market given broad assumptions. The Fair Value deals mostly with a fair value for legal purposes, and not the market or economic value. The Investment Value is based on what an asset would sell for given a specific buyer which is opportunistic in nature and is considered strategic. The Intrinsic Value considers all factors any prudent investor would see in the inherent value of a business and does not consider any extreme aspects of market conditions or behaviors.

GOODWILL (INTANGIBLE ASSETS)

Goodwill is the portion of the business value beyond the value of the identifiable tangible assets and identifiable intangible assets of the business. Goodwill is an intangible asset and is usually the result of an acquisition or purchase.

ENGAGEMENT'S LIMITING CONDITIONS

1. This valuation is only valid for the stated purpose and as of the date listed in the Appraisal Assignment.

2. This valuation was performed with information from the Company and/or the Client. This information may include financials, ownership positions, business conditions, forecasted assumptions and other data and has been excepted and deemed to be accurate, but has not been verified. Stonebridge and the appraiser make no representations or warranties to the accuracy of this information.

3. This valuation relied upon industry information and has been accepted but not validated, but deemed accurate. Stonebridge makes no representations on the accuracy of this content.

4. Forecasted numbers are reliant on historical data and the Company or Clients vision and assumptions going forward. Because actual results can be different from forecasted results, sometimes significant variances can occur.

5. Forecasted numbers and the valuation conclusion both are predicated on continuous management execution and expertise and the company continuing to operate in such a manner as to not diminish the operations which may impact value. Because assumptions are based on client assumptions and Stonebridge has not performed an audit of the company or its financials, Stonebridge does not make any representations or warrantees to the valuation conclusion as the forecast can differ from actual performance.

6. This valuation does not offer or imply any investment or accounting advice in any way. The value in this report is the product of both Company or Client information that was used in the valuation process to determine value. This report is only to be used by the intended user (the client) and only for the purpose listed in the Appraisal Assignment.

7. Any future work product where the client is in need of additional work (testifying or providing more information) will be determined in a separate agreement between the client and Stonebridge.

8. Stonebridge is not obligated to perform any future services that deal with any subject manner in this report including testimony or attendance in court, or conference calls or meetings of any type unless a separate agreement is made between the parties. Any separate agreement must agree on the services and pricing required.

9. Stonebridge is not responsible for any environmental conditions or governmental laws, codes or rulings in any event that relate to the subject company, it's shareholders or client's diminished value in the asset being appraised. Stonebridge has not conducted any compliance, analysis or review on property or general company compliance with any governmental organizations or authorities and Stonebridge makes no representations or warranties on these conditions.

10. Stonebridge recommends that the client further investigate or contact specific professionals who can provide guidance on any governmental, environmental, legal, operational or financial matters that may impact value.

11. No changes to this report can be made. Only Stonebridge is allowed to make changes.

12. This report does not present a fairness opinion as to an actual value for a proposed transaction, a solvency opinion or an investment opinion unless expressly stated in the Appraisal Assignment. Values of exchanged assets may be significantly different from the appraisal value on a specific date and between specific parties.

Doc ID: 525d2963f6082

EXHIBIT C

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

RACERX, INC.

FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019

RACERX, INC.

CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
RacerX, Inc.
Canton, Massachusetts

We have reviewed the accompanying financial statements of RacerX, Inc. (the Company) a C-Corporation, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholder's deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

4550 MONTGOMERY AVENUE · SUITE 800 NORTH · BETHESDA, MARYLAND 20814
(301) 951-9090 · WWW.GRFCPA.COM

MEMBER OF CPAMERICA INTERNATIONAL, AN AFFILIATE OF CROWE GLOBAL
MEMBER OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS' PRIVATE COMPANIES PRACTICE SECTION

2

Emphasis of Matter Regarding Going Concern

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Corporation has suffered recurring losses and accumulated deficits as a result of no revenues. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Gelman Rosenberg & Freedman

May 10, 2021

RACERX, INC.

BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 1,240	$ 1,937
OTHER ASSETS		
Common stock shares receivable	72	72
Intangible assets, net of accumulated amortization	91,962	98,893
Total other assets	92,034	98,965
TOTAL ASSETS	$ 93,274	$ 100,902

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES		
Note payable, current portion	$ 135,000	$ 135,000
Accrued interest	56,420	43,271
Total current liabilities	191,420	178,271
LONG-TERM LIABILITIES		
Due to shareholder	73,944	48,790
Total liabilities	265,364	227,061
STOCKHOLDER'S DEFICIT		
Common stock, 0.001 par value, 1,000,000 shares authorized, 72,000 shares issued and outstanding	72	72
Accumulated deficit	(172,162)	(126,231)
Total stockholder's deficit	(172,090)	(126,159)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$ 93,274	$ 100,902

See accompanying notes and independent accountant's review report.   4

RACERX, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CONTRACT REVENUE		
Revenue	$ -	$ -
OPERATING EXPENSES		
Professional fees	$ 18,568	$ 1,899
Depreciation and amortization	6,931	6,931
Training	2,040	-
Marketing	1,626	4,894
Taxes and licenses	1,055	1,076
Contributions	975	-
Computer and equipment	671	98
Consultants	423	2,750
Bank fees	252	234
Memberships	110	204
Miscellaneous expenses	102	-
Office expenses	30	984
Travel expenses	-	486
Total operating expenses	32,783	19,556
OTHER EXPENSE		
Interest expense	(13,148)	(12,213)
NET LOSS	**$ (45,931)**	**$ (31,769)**

See accompanying notes and independent accountant's review report.

RACERX, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock Shares	Common Stock Amount	Accumulated Deficit	Total
Balance, December 31, 2018	72,000	$ 72	$ (94,462)	$ (94,390)
Net loss	-	-	(31,769)	(31,769)
Balance, December 31, 2019	72,000	72	(126,231)	(126,159)
Net loss	-	-	(45,931)	(45,931)
BALANCE, DECEMBER 31, 2020	**72,000**	**$ 72**	**$ (172,162)**	**$ (172,090)**

See accompanying notes and independent accountant's review report.

6

RACERX, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (45,931)	$ (31,769)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization	6,931	6,931
Increase in:		
Accrued interest	13,149	12,212
Net cash used by operating activities	(25,851)	(12,626)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from shareholder loan	25,154	13,000
Net cash provided by financing activities	25,154	13,000
Net (decrease) increase in cash and cash equivalents	(697)	374
Cash and cash equivalents at beginning of year	1,937	1,563
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,240	$ 1,937

See accompanying notes and independent accountant's review report.   7

Doc ID: 525d2963f60823b0574da230e34af7657ff0c0bb

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL INFORMATION**

   Organization -

   RacerX, Inc. (the Company) is a Delaware C Corporation founded in 2016 and headquartered in Canton, Massachusetts. The Company provides support to companies in the consumer durables industry (Appliances, Consumer Electronics, Power tools and Garden Equipment etc.) by capturing the contact information of their consumers. The Company's services are facilitated through software as a service, known as SaaS. SaaS is administered through the Company's application, Snap4that, which allows the customer instant access to product information (i.e. product instructions, warranty information) through the application and Snap4that application.

   Basis of presentation -

   The accompanying financial statements are presented on the accrual basis of accounting, which presents financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America.

   New accounting pronouncements adopted -

   During 2020, the Company adopted Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* (Topic 606), as amended. The ASU provides a framework for recognizing revenue and is intended to improve comparability of revenue recognition practices across for-profit and non-profit entities. Analysis of the various provisions of this standard resulted in no significant changes in the way the Company recognized revenue; however, the presentation and disclosures of revenue have been enhanced. The Company has elected to opt out of certain disclosures not required for non-public entities.

   Cash and cash equivalents -

   The Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

   Fixed assets -

   Fixed assets in excess of $2,500 are capitalized and stated at cost. Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the related assets, generally five to seven years. Intangible assets consist of organizational and software development cost and are amortized over the estimated useful life of assets. The cost of maintenance and repairs is recorded as expenses are incurred. Amortization expense for the years ended December 31, 2020 and 2019 totaled $6,931 and $6,931, respectively

   Use of estimates -

   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Revenue recognition -

   The Company's revenue is derived from subscription agreements with customers in the consumer good industry. These agreements allow the Company to collect data on behalf of their customers and digitalize the data into an application for consumers of the products.

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL INFORMATION (Continued)**

Revenue recognition (continued) -

The Company's contracts provide a set of interrelated tasks that are accounted for as a single performance obligation. The transaction price in each agreement is based on a negotiated price with the customer as well as market data. Revenues from sales with customers reflects consideration to which the Company expects to be entitled to in exchange for its product services. Generally, the transaction price in the subscription agreement is not adjusted for any significant financing components, as the time between the transfer of services and the expected payment is one year or less. There are no forms of variable consideration in the Company's subscription agreements.

The Company's performance obligations consist of data collection and revenue is recognized at a point in time when the consumer of the Company's customer gains access to the information via the Company's technology application. There were no contract revenues for the years ended December 31, 2020 and 2019.

Uncertain tax positions -

For the year ended December 31, 2020, the Company has documented its consideration of FASB ASC 740-10, *Income Taxes*, that provides guidance for reporting uncertainty in income taxes and has determined that no material uncertain tax positions qualify for either recognition or disclosure in the financial statements.

Income taxes -

The Company is taxed as a C corporation and utilizes the asset and liability approach to account for income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for temporary differences between the financial reporting and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that such tax rates change.

The Company has net operating loss carryovers of $82,658 and $63,101 for the years ended December 31, 2020 and 2019, respectively. Due to the Company continuing as a going concern (see Note 4) management has provided a 100% valuation on the deferred tax assets from the net operation loss carry forward and no deferred tax assets were recorded for the years ended December 31, 2020 and 2019.

New accounting pronouncements (not yet adopted) -

FASB issued ASU 2019-01, *Leases* (Topic 842). The ASU changes the accounting treatment for operating leases by recognizing a lease asset and lease liability at the present value of the lease payments in the Balance Sheets and disclosing key information about leasing arrangements. During 2020, the FASB issued ASU 2020-05 and delayed the implementation date by one year. The ASU is effective for non public entities beginning after December 15, 2021. Early adoption is still permitted. The ASU can be applied at the beginning of the earliest period presented using a modified retrospective approach or applied at the beginning of the period of adoption recognizing a cumulative-effect adjustment. The Company plans to adopt the new ASU at the required implementation date and management is currently in the process of evaluating the adoption method and the impact of the new standard on its accompanying financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL INFORMATION (Continued)**

   Economic uncertainties -

   On March 11, 2020, the World Health Organization declared the Coronavirus disease (COVID-19) a global pandemic. As a result of the spread of COVID-19, economic uncertainties have arisen which may negatively impact the Company's operations. The overall potential impact is unknown at this time.

2. **CONVERTIBLE PROMISSORY NOTES**

   In February and June of 2016 and 2017, the Company issued related party convertible promissory notes in the aggregate principal amount of $135,000. The notes bear interest at 7%. All principal and interest on the notes are due on various dates in 2021. Principal and accrued interest at the time of maturity are convertible into shares of the Company's common stock at a conversion amount of $4,000,000 divided by the aggregage number of outstanding shares at the maturity date. As of December 31, 2020 and 2019, the outstanding balance on the notes was $135,000 and the balance of accrued interest was $56,419, and $43,271, respectively.

3. **RELATED PARTY TRANSACTIONS**

   The Stockholder periodically makes loans to the Company. The loans bears interest at 1% and are due upon demand. The outstanding balance as of December 31, 2020 and 2019 was $73,944 and $48,790, respectively. The Stockholder does not expect repayment within a year of December 31, 2020, and the loans are classified as a long-term liability on the accompanying Balance Sheets.

4. **GOING CONCERN**

   These financial statements are prepared on a going concern basis. The Company began operation in 2016 and has incurred losses since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5. **CROWDFUNDED OFFERING**

   The Company is offering (the "Crowdfunded Offering") up to $600,000 in common stock. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $600,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The Crowdfunded Offering is being made through Tycoonoinvest.

6. **SUBSEQUENT EVENTS**

   In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 10, 2021, the date the financial statements were available to be issued.

EXHIBIT D

REG CF TEST-THE-WATERS POSTING

TYCOONINVEST

RacerX, Inc. is currently in the TEST THE WATERS phase for Regulation Crowdfunding investments

RACERX

Enabling consumer product companies to build lasting relationships with their customers


RACERX
Connecting Consumer-Product Companies to Their Customers in a Snap

Canton, MA
Technology

Every year there are over 3 billion purchases of consumer durables, and the brands that sell them have no idea who is using them. We help these brands overcome the customer data gap created when products are sold through resellers like Amazon, Best Buy, Target, and Home Depot so they can develop better relationships with actual customers.

Terms

Equity	**Common Stock**
Offering Type	Security
$0.5161	**$200**
Price per Share	Min. Reservation
$4.16M	**TTW**
Pre-Money Valuation	Offering

RESERVE NOW

This Reg CF Test the Waters offering is made available through TycoonoInvest Portal LLC

Reserving securities is simply an indication of interest that involves no obligation or commitment of any kind.

Opportunity | Offering Terms | Updates | Q&A

WHY INVEST IN RACERX?

- **Transforming manufacturers' paper documentation, warranty, and registration process through mobile app automation and integration, resulting in stronger customer relationships and brand loyalty, as well as a significant reduction in operating costs.**
- **Enormous global market of consumer brands that are becoming increasingly reliant on large-scale resellers like Amazon, Target, and Walmart to reach billions of end-consumers.**
- **Positive environmental impact through material reduction of the 41.9 million tons of waste produced every year by paper and packaging, including leading the transition for delivery of all in-box documentation via the QR code to which consumers have become very accustomed throughout the pandemic.**
- **Strong team founded by a group of ex-Bose colleagues with extensive experience delivering significant long-term business value through direct customer communication.**
- **Multiple revenue stream business model with estimated year 3 net operating income of $4.8 million on total revenue of $8.3 million.**


Watch the video of our mobile app
CLICK HERE NOW
SNAP4THAT
Disclaimer: All items shown in this video are for example purposes only. Neither Shark Ninja nor Char-Broil are currently customers.

MANAGEMENT TEAM

RacerX Founder Bios

RacerX was founded by a group of three ex-Bose product management leaders. At Bose, which had a very large D2C business, they learned the incredible value of having actual customer data. They also developed a passion for creating simple solutions that solve real problems. As durable goods product managers, they also have extensive knowledge of the timelines, processes, and costs involved in developing and deploying in-box product literature and product labeling.

Avrum Mayman, President and CEO

Since graduating from the MIT Sloan School of Management, Avrum has held a number of product management, program management, and strategy roles in companies ranging from startups to multi-billion-dollar B2B and B2C global corporations. Avrum brings a passion for bringing 1st to market concepts to life. The majority of his post-Sloan career has been spent at Bose, where he was responsible for the Lifestyle Home Theater product line. Perhaps his most significant accomplishment at Bose was the development of the Unify Intelligent Integration System. This technology greatly simplified the setup and use of Lifestyle Home Theater Systems and reduced customer returns and calls to Tech Support by 90%.

In addition to his Sloan degree, Avrum has a Physics degree from Vassar College and a Masters in Aerospace Engineering from the University of Michigan. Avrum spent 5 years working on the Space Shuttle's Orbital Propulsion systems helping to return the Shuttle to flight post-Challenger.

Bill Allen, Customer Success

As an engineer, project manager, product manager, and consultant, Bill has driven alignment on the 'what', 'why', & 'how' for more than a hundred consumer-electronics products – all aimed at delivering both performance and simplicity. He has shaped industry-leading products such as the Bose Wave Radio, ten generations of Lifestyle home-theater systems, and the underlying processes to deliver them. In his last role at Bose, Bill led the Bose Mobile App Product Management team, where he was responsible for understanding and translating market needs into product requirements.

Bill holds two engineering degrees from Dartmouth and has been awarded five US patents.

Steve Jungmann, Operations and Development

Steve has been leading product definition and launches in consumer, health, and data for over twenty years. Many of these products have been based on new technologies into new markets and he has worked as closely with the development of the product as he has with customers and the market.

Earlier in his career, Steve worked in product roles in Silicon Valley for a number of consumer electronics startups. He spent several years at Apple where he was on the Macintosh team as well as introducing new technologies such as video conferencing and a direct-to-consumer channel well before the Apple Store. More recently, Steve led the product team at Quanttus, which created a watch that captured blood pressure at a clinical level and headed up the product development and design at Cure Forward, a SaaS matching service for cancer patients and clinical trials.

Steve is an active mentor for consumer, data, and healthcare startups in the Boston area. He has an engineering degree from Stanford and a business degree from San Jose State.



RacerX, Inc. is currently in the TEST THE WATERS phase for Regulation Crowdfunding investments

RACERX

Enabling consumer product companies to build lasting relationships with their customers



TYCOONINVEST
RAISE CAPITAL INVEST REFER BLOG Register/Login



RACERX
Connecting Consumer-Product Companies to Their Customers in a Snap

Equity	Common Stock
Offering Type	Security
$0.5161	$200
Price per Share	Min. Reservation
$4.16M	TTW
Pre-Money Valuation	Offering

RESERVE NOW

This Reg CF Test the Waters offering is made available through TycoonoInvest Portal LLC

Reserving securities is simply an indication of interest that involves no obligation or commitment of any kind.

Canton, MA
Technology

Every year there are over 3 billion purchases of consumer durables, and the brands that sell them have no idea who is using them. We help these brands overcome the customer data gap created when products are sold through resellers like Amazon, Best Buy, Target, and Home Depot so they can develop better relationships with actual customers.

Opportunity | Offering Terms | Updates | Q&A

Offering Summary

Company: RACERX, INC.

Address: 55 Knob Hill Circle, Canton, MA 02021

Minimum Investment: $200

Offering Minimum: $10,000

Offering Maximum: $605,000

Terms

Offering Type: Equity

Security: Common Shares

Price per Share: $0.5161

Minimum Number of Shares Offered: 19,376

Maximum Number of Shares Offered: 1,172,208

Pre-Money Valuation: $4,158,296

SEC FILINGS

DURING THE TEST THE WATERS PHASE OF THIS REG CF OFFERING, NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. RESERVING SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.



RacerX, Inc. is currently in the TEST THE WATERS phase for Regulation Crowdfunding investments

RACERX

Enabling consumer product companies to build lasting relationships with their customers



RAISE CAPITAL INVEST REFER BLOG Register/Login

RACERX
Connecting Consumer-Product Companies to Their Customers in a Snap

Equity	**Common Stock**
Offering Type	Security
$0.5161	**$200**
Price per Share	Min. Reservation
$4.16M	**TTW**
Pre-Money Valuation	Offering





RESERVE NOW

This Reg CF Test the Waters offering is made available through TycoonoInvest Portal LLC

Reserving securities is simply an indication of interest that involves no obligation or commitment of any kind.

Canton, MA

Technology

Every year there are over 3 billion purchases of consumer durables, and the brands that sell them have no idea who is using them. We help these brands overcome the customer data gap created when products are sold through resellers like Amazon, Best Buy, Target, and Home Depot so they can develop better relationships with actual customers.

Opportunity | Offering Terms | Updates | Q&A

Updates

Follow RacerX, Inc. to be notified of any future updates!

TYCOONINVEST

RacerX, Inc. is currently in the TEST THE WATERS phase for Regulation Crowdfunding investments

RACERX

Enabling consumer product companies to build lasting relationships with their customers



Connecting Consumer-Product Companies to Their Customers in a Snap

Canton, MA

Technology

Every year there are over 3 billion purchases of consumer durables, and the brands that sell them have no idea who is using them. We help these brands overcome the customer data gap created when products are sold through resellers like Amazon, Best Buy, Target, and Home Depot so they can develop better relationships with actual customers.

Terms

Equity	**Common Stock**
Offering Type	Security
$0.5161	**$200**
Price per Share	Min. Reservation
$4.16M	**TTW**
Pre-Money Valuation	Offering

RESERVE NOW

This Reg CF Test the Waters offering is made available through TycoonoInvest Portal LLC

Reserving securities is simply an indication of interest that involves no obligation or commitment of any kind.

Opportunity | Offering Terms | Updates | Q&A

Review for RacerX

Posted by **COMPANY - Welcome to the RacerX Q&A Section. Ask your questions to the company here, and a company representative will answer them.**

Leave a Reply

You must be logged in to post a comment.



TYCOONINVEST

For Companies
Raise Capital
Why TycoonInvest
The Process for Companies
Company FAQ
Investment Crowdfunding Basics

For Investors
Invest
The Process for Investors
Investor FAQ
Investor Disclosures
Investment Crowdfunding Basics

About
Refer Businesses
About Us
Careers
Terms of Use
Privacy Policy
Contact Us

© TycoonInvest 2020-2021. All rights reserved.